

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2021

Mark Locke
Chief Executive Officer
Galileo Newco Ltd
9th Floor, 10 Bloomsbury Way
London, WC1A 2SL

> **Re: Galileo Newco Ltd**
> **Registration Statement on Form F-4**
> **Filed January 15, 2021**
> **File No. 333-252179**

Dear Mr. Locke:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 filed January 15, 2021

Prospectus Summary
The Parties, page 11

1. Please include a brief summary of the business of Genius Sports Group Limited comparable to the disclosure provided here for dMY, given it is the main operating company.

Timeline of the Negotiations, page 80

2. Please provide more detail regarding how you determined Genius' $1.4 billion valuation, how you arrived at the amount and nature of the consideration, and how the Board determined the transaction to be fair to shareholders. In this regard, we note that the Board did not obtain a fairness opinion and that the consideration to be received in exchange for

dMY shares is not included on the list of factors considered by the Board on pages 84-85. In addition, we note your disclosure that dMY received a presentation from Needham that "assisted in the validation of dMY management's valuation of Genius based on public company comparables and the materials provided by Genius." Please tell us whether this presentation falls under one of the categories listed in Item 1015(b) of Regulation M-A, and if so, provide the required information.

3. We note from your disclosure that you engaged Goldman Sachs & Co. LLC and Needham & Company, LLC, both of which acted as underwriters in connection with dMY's IPO, to provide certain advisory services in connection with the business combination. We also note that these underwriters are entitled to an additional $9,660,000 in deferred compensation upon completion of the business combination. Please include a discussion of how the board evaluated and addressed any conflicts of interests the underwriters may have had in providing such services, given the deferred IPO underwriting compensation. Please also discuss how the board evaluated and addressed any conflicts of interest of the sponsors, directors, officers and their affiliates in evaluating the business combination and how the Board addressed these conflicts of interest. Refer to CF Disclosure Guidance Topic No. 11.

Certain Forecasted Financial Information for the Company, page 87

4. Please expand to disclose the assumptions that are most significant to the prospective information being presented, as well as the key factors upon which the financial results depend. See Item 10(b)(3) of Regulation S-K.

5. Please explain the nature of the "exceptional items" included in Group Adjusted EBITDA.

6. Please label the columns with forecasted financial information to indicate they have been prepared in accordance with U.K. generally accepted accounting principles.

The Business Combination Agreement, page 113

7. Please incorporate the Business Combination Agreement by reference into the prospectus, by means of a statement to that effect. Refer to Item 4(c) of Form F-4.

Business of Genius
Overview, page 154

8. Please provide support for the statement that Genius is "one of the market-leading B2B providers" of scalable, technology-led products and services to the sports, sports betting and sports media industries, as well as disclose the metric by which such statement is measured.

9. Please clearly define how "Gross Gaming Revenue" is calculated.

Genius is the Global Leader in Official Data Rights, page 157

10.   Please revise your disclosure to more clearly describe your dual approach and "contra" strategy to Tier 1 and non-Tier 1 rights.

Legal Proceedings, page 175

11.   Please revise your discussion of the potential impact of the Sportradar Litigation to address the fact that, as you've disclosed in your risk factors, a material portion of your revenues is concentrated in some of your largest customers, including your contract with Football DataCo, which is the agreement at issue in the lawsuit.

Topco's Management's Discussion and Analysis of Financial Conditions and Results of Operations
Results of Operations, page 201

12.   We note that Betting Technology and Content and Services revenue increased as a result of expanded value-add services, new service offerings, B2B and B2C technology customer acquisitions, and decreased due to impacts of COVID-19. In this discussion, and throughout the filing where changes in line items are attributed to more than one factor, please quantify the impact of each significant factor on the overall change in the amount being discussed.

Liquidity and Capital Resources, page 205

13.   We note your disclosure, here and elsewhere, that you expect to continue investing in the business and expect Genius' capital expenditures and working capital requirements to continue to increase in the immediate future as a result. For context, please disclose Genius' material commitments for capital expenditures as of the end of its last fiscal year and subsequent interim period. Also refer to Item 17(4) of Form F-4 and Item 5.B.3 of Form 20-F.

Notes to Condensed Consolidated Financial Statements
Note 3: Revenue
COVID-19, page F-45

14.   We note that the company entered into contract modifications to provide discounts on fixed fees due to disruptions in scheduled sports seasons and events as a result of COVID-19. Please tell us how you accounted for these discounts and contract modifications.

Note 12: Commitments and Contingencies
Sportradar Litigation, page F-54

15.   With reference to the Sportradar litigation, please either disclose an estimate of the possible loss or range of loss, or provide a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page F-69

16.   With regard to your Betting Technology and Content Services profit share arrangements, please disclose information about the methods, inputs, and assumptions used for estimating variable consideration. Refer to ASC 606-10-50-20 and 606-10-32-8.

17.   With regard to your Betting Technology and Content and Services fixed fee contracts, please disclose information about the methods, inputs, and assumptions used to estimate the amount of variable consideration included in the transaction price, and to estimate the amount of variable consideration that is constrained. Refer to ASC 606-10-50-20 and 606-10-32-8.

General

18.   Given that COVID-19 has had a "significant impact" on your business, please revise your prospectus, particularly the TOPCO's Management's Discussion and Analysis section, to describe with greater specificity and quantify if practicable the impact of COVID-19 on TOPCO's operations. Further, to the extent possible and given the amount of time that has passed since the initial outbreak of COVID-19, please update your disclosure to discuss any known trends and uncertainties that have had or likely will have a material impact on your business and results of operations. Refer to CF Disclosure Guidance: Topic No. 9 for further guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Era Anagnosti, Esq.